NO ACT

PE 2-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038715

March 11, 2009

Received SEC

MAR 1 1 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated February 27, 2009

Dear Mr. Gerber:

This is in response to your letter dated February 27, 2009 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. We also have received a letter on the proponent's behalf dated February 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated February 27, 2009

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Bank of America's request that the 80-day requirement be waived.

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Rule 14a-8 Proposal by Kenneth Steiner
Say on Pay

Ladies and Gentlemen:

This responds to the February 27, 2009 no action request on this proposal by Kenneth Steiner (emphasis added):

Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to ***adopt a policy*** that provides shareholders the opportunity ***at each annual shareholder meeting*** to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

The company clearly has not adopted such a policy at "each annual shareholder meeting." The company February 27, 2009 letter affirms that the company will only allow a say on pay as long as it is forced to do so by the American Recovery and Reinvestment Act of 2009.

This rule 14a-8 proposal clearly does not request a say on pay vote *only* if it is forced upon the company by the American Recovery and Reinvestment Act of 2009. This rule 14a-8 proposal clearly does not request a say on pay vote *only* "as required by law" in the words of the company on page 5, line 24.

Furthermore, the company has made no forecast of whether a say on pay vote will be required in 2010 under the American Recovery and Reinvestment Act.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. Additional information will be forwarded.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Alice A. Herald <Alice.Herald@bankofamerica.com>

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 27, 2009 Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Chevedden (through Kenneth Steiner)

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 17, 2008 (the "Proposal") from John Chevedden (through Kenneth Steiner) (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009. The Corporation expects to print its proxy card and proxy statement for the 2009 Annual Meeting on March 11, 2009.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

The Proposal requests that the Corporation's board of directors (the "Board")

> adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

BACKGROUND AND REASONS FOR EXCLUSION OF THE PROPOSAL

Background

Section 7001 of the American Recovery and Reinvestment Act of 2009 (the "ARRA") amends Section 111(e) of the Emergency Economic Stabilization Act to require any Troubled Asset Relief Program ("TARP") recipient to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission," during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding. The ARRA provides that the Commission will promulgate rules relating to such stockholder vote within one year of ARRA's enactment, which was February 17, 2009. In addition, by letter dated February 20, 2009 (the "Dodd Letter") to The Honorable Mary Schapiro, Chairman of the Commission, Senator Christopher J. Dodd, Chairman of the United States Senate Committee on Banking, Housing and Urban Affairs, stated his view that this provision became effective on February 17, 2009 and applies to preliminary or definitive proxy statements (other than definitive proxy statements that relate to preliminary proxy statements filed on or before February 17, 2009) filed with the Commission after February 17, 2009. The Division concurred with Senator Dodd's views with respect to the effective date of these provisions in a Compliance and Disclosure Interpretation dated February 26, 2009 (the "Division Guidance").

The Corporation currently has outstanding obligations arising from financial assistance provided under the TARP. Accordingly, the Corporation intends to present a proposal (the "Corporation Proposal") for stockholder approval at the 2009 Annual Meeting in substantially the following form:

> **"Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material)."**

The full text of the Corporation Proposal and accompanying statement is attached hereto as Exhibit B.

Reasons for the Exclusion of the Proposal

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to (i) Rule 14a-8(i)(9) because the Proposal conflicts with one of the Corporation's own proposals to be submitted to stockholders at the 2009 Annual Meeting and (ii) Rule 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Corporation's proposals to be submitted to stockholders at the 2009 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that conflicts with a company's proposal to be submitted to the stockholders at the same meeting. The Division has regularly permitted exclusion of stockholder proposals when the stockholder and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *H.J. Heinz Company* (April 23, 2007); and *AT&T Inc.* (February 23, 2007). In addition, the Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, note 27* (May 21, 1998). Further, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC Communications* (February 2, 1996) ("*SBC*") (proposed formula for calculating bonus awards conflicted with management's proposed benefit plan).

As noted above, in accordance with recent legislation and pursuant to the Dodd Letter and Division Guidance, the Corporation intends to submit the Corporation Proposal for stockholder action at the 2009 Annual Meeting. The Corporation Proposal requests stockholder approval of the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission, which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material. The vote on the Corporation Proposal will be advisory and will not be binding on the Board.

The Proposal, while similar, conflicts with the Corporation Proposal. The Corporation Proposal seeks approval of the current executive compensation set forth in the proxy statement for the 2009 Annual Meeting. At future stockholder meetings, the Corporation intends to submit the Corporation Proposal for stockholder approval in compliance with any applicable laws, rules or regulations. In contrast, the Proposal requests that the Board merely adopt a policy this year that would, in the future, provide "shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table."

The Proposal is unnecessary in light of the Corporation Proposal since stockholders will be afforded an opportunity to vote for or against the Corporation Proposal. It would be confusing for stockholders if two apparently similar but conflicting proposals are presented for a vote. Stockholders are entitled to consider matters proposed by the Corporation in a well organized and coherent manner. While the Proposal seeks the adoption of a policy to present "say-on-pay" proposals in the **future**, the Corporation Proposal is **currently** seeking that exact "say-on-pay" vote from stockholders at the 2009 Annual Meeting. As noted above, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC.*

As cited above, the Division has consistently found that stockholder proposals that conflict with a company's proposal may be properly omitted pursuant to Rule 14a-8(i)(9) (previously Rule 14a-8(c)(9)). Based on the foregoing, the Corporation respectfully requests the concurrence of the Division in that the Proposal may be omitted from the Corporation's proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(9).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it will be substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal **need not be "fully effected"** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the

Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). Moreover, Rule 14a-8(i)(10) precedent confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When the Commission adopted the predecessor to Rule 14a-8(i)(10) it stated, "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Securities Exchange Act Release No. 34-12999* (November 22, 1976).

As previously noted, the Proposal requests that the Board adopt a policy that would, in the future, provide "shareholders an opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table." The Corporation Proposal does precisely what the Proposal requests. The Corporation Proposal seeks approval of the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material). According to the Dodd Letter and Division Guidance, the ARRA requires the Corporation to seek stockholder approval of executive pay on an annual basis. As a result, prior to the 2009 Annual Meeting and as soon as reasonably practicable, the Board intends to adopt a policy (the "Board Policy") to present a proposal similar to the Corporation Proposal annually, as required by law, as it may be amended from time to time.

Further, the Proposal and the Corporation Proposal both call for the vote to be advisory and non-binding. Both the Proposal and the Corporation Proposal would not affect any compensation paid or awarded to any named executive officers, although, under the Corporation Proposal, the Compensation and Benefits Committee of the Board would take into account the outcome of such stockholder vote when considering future executive compensation decisions.

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to laws or other statutory enactments. For instance, in *Johnson & Johnson* (February 17, 2006), the Division found a proposal requesting that the company "verify the employment legitimacy of all current and future U.S. workers" excludable pursuant to Rule 14a-8(i)(10). Johnson & Johnson argued that the "Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." *Id.; see also Yum! Brands, Inc.* (March 6, 2008). The Division also concurred with Intel Corp. that a proposal requesting that the company "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued" was excludable pursuant to Rule 14a-8(i)(10) because FASB's approval of Statement 123(R) had substantially implemented the proposal. *See Intel Corp.* (February 14, 2005) ("*Intel Corp.*"). Further, the Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to means other than statutory rules or laws. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 29, 1991); and *Columbia/HCA Healthcare Corp.* (February 19, 1998).

Pursuant to the ARRA and the Board policy to be adopted, the Corporation has substantially implemented the Proposal. In fact, the Proposal is being implemented in the very proxy materials for which the Proponent seeks to include his Proposal. Accordingly, the Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Corporation intends to file its definitive proxy materials on or about March 18, 2009, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline. As discussed above, the ARRA was enacted on February 17, 2009. Initially, the requirements of the ARRA were not clear. However, after the issuance of the Division Guidance, the Corporation determined that it would include the Corporation Proposal in its proxy materials for the 2009 Annual Meeting. Based on that determination, the Corporation believes that it would not be appropriate to include the Proposal in the proxy materials for the 2009 Annual Meeting. The Corporation has acted in good faith and in a timely manner following the release of the Division Guidance. All of the events attributing to the Corporation's delay were entirely beyond the Corporation's control. However, since the publication of the Dodd Letter and the Division Guidance, the Corporation has acted swiftly to minimize any further delay.

Accordingly we believe that the Corporation has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

WAIVER OF 30-DAY DEADLINE TO PROVIDE OPPOSITION STATEMENT

Pursuant to Rule 14a-8(m)(3)(ii), the Corporation is required to mail a copy of its opposition statement ("OS") to be included in the proxy statement to each stockholder submitting a stockholder proposal. The OS must be provided no later than 30 calendar days before the Corporation files definitive copies of its proxy statement with the Commission. The Corporation originally met the 30-day requirement and provided a copy of the OS to the Proponent on February 12, 2009, a copy of which is attached hereto as **Exhibit C**. As noted above, the ARRA, the Dodd Letter and the Division Guidance were enacted, written and issued, as the case may be, after the 30-day deadline provided in Rule 14a-8(m)(3)(ii). Accordingly, the facts and circumstances materially changed after the original OS was provided to the Proponent.

If the Commission is unable to grant the no action request requested hereby, the Corporation intends to amend the original OS to reflect the inclusion of the Corporation Proposal. A copy of the revised OS is attached hereto as **Exhibit D**.

For the reasons set forth herein, the revised OS will not be provided to the Proponent prior to the required 30-day deadline. We believe that neither the Division nor the Proponent is prejudiced by the Corporation's delay. Accordingly, as we believe that the Corporation has good cause for its failure to meet the 30-day deadline, and we respectfully request that the Division waive the 30-day requirement with respect to the OS.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. **Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by March 6, 2009 would be of great assistance.**

HUNTON & WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

Exhibit A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
Phone: 800 333-6262

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Cheved***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/9/08
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
Fax: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Kenneth Steiner

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: "An advisory vote on executive compensation is another step forward in enhancing board accountability."

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with research firm The Corporate Library. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay. Our CEO Kenneth Lewis had $24 million in executive pay. Mr. Lewis also gained $77 million by exercising options in 2006 according to The Corporate Library.

Meanwhile our "oversight" Board of Directors for Mr. Lewis is composed of five directors who are designated as "Problem Directors" by The Corporate Library. This was due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as FleetBoston was being investigated by regulators for multiple instances of improper activity:

- Thomas Ryan
- William Barnet
- John Collins
- Gary Countryman
- Charles Gifford

Plus three of our directors were designated as "Accelerated Vesting" directors by The Corporate Library. This was due to their speeding up the vesting of stock options in order to avoid recognizing the related cost:

Patricia E. Mitchell
Charles K. Gifford
Jacquelyn M. Ward

I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

HUNTON & WILLIAMS

Exhibit B

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in the Compensation Discussion and Analysis beginning on page __ of this proxy statement, the Board believes that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our executive officers with those of our stockholders. For example:

- Although the Corporation was profitable for 2008, our executive officers received no year-end cash or equity incentive compensation for 2008 as discussed in the Compensation Discussion and Analysis.
- We do **not** have any employment, severance or change in control agreements with any of our executive officers.
- We have a policy that prohibits future employment or severance agreements with executive officers that provide benefits exceeding two times base salary and bonus unless approved by our stockholders.
- We encourage long-term stock ownership by our executive officers with award features such as no vesting on restricted stock and stock option awards until the third anniversary of the grant and an additional three year hold requirement on net proceeds after stock option exercises.
- We have stringent stock ownership requirements under which our Chief Executive Officer must hold at least 500,000 shares of our common stock and our other executive officers must hold at least 150,000 shares for the length of their tenure at the Corporation.
- Our executive officers do not earn any additional retirement income under any supplemental executive retirement plan.
- We have a recoupment policy under which the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements.

The American Recovery and Reinvestment Act of 2009 (the "Act") was enacted on February 17, 2009. The Act requires that any proxy statement for an annual meeting of the stockholders of any TARP recipient during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate stockholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (the "Commission") (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material).

Accordingly, the Corporation presents the following advisory proposal for stockholder approval:

"Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material) ."

The above referenced disclosures appear at pages _ to __ of this proxy statement.

Under the Act, your vote is advisory and is not binding on the Board. However, the Compensation and Benefits Committee of the Board will take into account the outcome of the vote when considering future executive compensation decisions.

For the reasons above the Board believes the compensation of our executive officers is appropriate and recommends a vote "FOR" approval of this resolution (Item ___ on the proxy card).

HUNTON & WILLIAMS

Exhibit C

Legal Department

Bank of America

February 12, 2009

Delivery by Federal Express
Overnight Delivery

Mr. Kenneth Steiner
c/o John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Bank of America Corporation (the "Corporation") Statement in Opposition to Stockholder Proposal**

Dear Mr. Chevedden:

Enclosed please find a copy of the statement in opposition to Mr. Kenneth Steiner's stockholder proposal that the Corporation plans to include in its 2009 Proxy Statement. The Corporation is providing this statement in opposition to you in accordance with Rule 14a-8(m) of the Securities Exchange Act of 1934, as amended.

Please note that the Corporation has not received confirmation from the U.S. Securities and Exchange Commission (the "SEC") regarding whether Mr. Steiner's proposal may be properly excluded from the 2009 Proxy Statement. In providing the enclosed statement in opposition, the Corporation does not relinquish its right to exclude Mr. Steiner's proposal should the SEC determine that his proposal is properly excludable.

Very truly yours,

Teresa M. Brenner

Teresa M. Brenner
Associate General Counsel

Enclosure

Bank of America, NC1-002-29-1
101 S. Tryon Street, Charlotte, NC 28255

ITEM X: STOCKHOLDER PROPOSAL REGARDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recommends a vote "AGAINST" Item X for the following reasons:

The Board has considered this proposal and believes that its adoption is both unnecessary and contrary to the best interests of the Corporation and our stockholders. Stockholders already have effective avenues for communication with the Board, the proposed advisory vote would not provide the Board with meaningful information and it may well impede our ability to attract, motivate and retain the most qualified executive talent.

The proposal suggests that an advisory vote by stockholders on the Summary Compensation Table ("SCT") and the "accompanying narrative disclosure of material factors" is necessary because executive compensation is "insufficiently linked to performance." The Board disagrees with this assertion. Our year-end compensation decisions over the last several years clearly illustrate the direct linkage between our executive officers' pay and our company's performance. For 2006, our company achieved good performance results, and accordingly the total compensation awards for executive officers approximated targeted levels. Last year, we awarded compensation for our executive officers significantly below target levels based on our performance. And as discussed more fully at page ___, our executive officers received no year-end cash or equity compensation awards for 2008 as a result of our company's disappointing performance.

Nearly all of the total annual compensation opportunity for our executive officers is awarded based on our performance. We also provide most of the total annual compensation opportunity in stock, because stock ownership is the simplest, most direct way to align our executive officers' interests with those of our stockholders. See "Compensation Discussion and Analysis" on page ___. As a result, our executives hold significant amounts of our stock and have suffered a significant diminution in personal wealth over the past two years along with our stockholders.

The Board believes that the Compensation and Benefits Committee, which is comprised solely of independent directors and which receives advice from an independent compensation consultant, is best positioned to consider the numerous factors that should appropriately impact executive compensation decisions, such as our performance, the performance of our competitors and the market for executive talent. The Committee has a demonstrated record of proactively adopting numerous best practices that align executive pay to company performance. For example:

- We do not have any employment, severance or change in control agreements with any of our executive officers.
- We have a policy that prohibits future employment or severance agreements with executives that provide benefits exceeding two times base salary and bonus unless approved by our stockholders.
- We encourage long-term stock ownership by our executives with award features such as no vesting on restricted stock and stock option awards until the third anniversary of the grant and an additional three year hold requirement on net proceeds after stock option exercises.
- Our Corporate Governance Guidelines include stringent stock ownership requirements under which our CEO must hold at least 500,000 shares of our common stock and our other executives must hold at least 150,000 shares for the length of their tenure at the Corporation.
- Executive officers do not earn any additional retirement income under any supplemental executive retirement plan.
- We have a recoupment policy under which the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements.

The proposal indicates that stockholders need an opportunity to "express their opinion" on executive compensation, but the Board already has in place avenues that provide stockholders the ability to express their views on any issues of concern, including executive compensation. Representatives of the Corporation regularly meet with our largest stockholders to hear their views. They also meet with governance experts and proxy advisory firms to discuss governance issues. The Board has also established procedures for all stockholders to communicate directly with the full Board or any committee, including the Compensation and Benefits Committee, as disclosed on a dedicated "Contact the Board" page of our website, described in this proxy statement on page ___, and disclosed in our Corporate Governance Guidelines (available on our website).

In addition, the Board does not believe that an advisory vote on the SCT would provide the Board or management with actionable information. An up-or-down referendum would not identify the particular elements of compensation with which stockholders are concerned nor would it provide the Board with meaningful stockholder input.

The proposal's Supporting Statement states that Mr. Lewis gained $77 million by exercising options in 2006. It is important to note that these options were granted in multiple prior years, with the value realized a result of strong stock price growth, and that Mr. Lewis chose to retain all of his net after tax gains realized upon exercise in shares of the Corporation's stock, further aligning his interests with those of the Corporation's stockholders. The value of Mr. Lewis's retained shares as of December 31, 2008 was $11.7 million.

Finally, we recognize that there is an ongoing national dialogue related to executive compensation issues which may result in the adoption of uniform standards on advisory votes on executive compensation, also known as 'say on pay'. We do not believe it is in the best interest of our stockholders for the Board to act on any specific proposal related to these issues until the outcome of the national dialogue is known. Once the outcome is known, the Corporation will comply with any applicable requirements.

For these reasons, the Board opposes the advisory vote requested in the proposal.

HUNTON & WILLIAMS

Exhibit D

ITEM X: STOCKHOLDER PROPOSAL REGARDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recommends a vote "AGAINST" Item X for the following reasons:

The American Recovery and Reinvestment Act of 2009 (the "Act"), which amends the Emergency Economic Stabilization Act, was enacted on February 17, 2009. The Act requires that any proxy statement for an annual meeting of the stockholders of any Troubled Asset Relief Program ("TARP") recipient during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate stockholder vote to approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material). Accordingly, the Corporation has included a stockholder vote on executive compensation as Item X[1] in this proxy statement. Because Item X[1] provides a current opportunity for stockholders to vote on the compensation of executive officers presented herein, the Corporation believes that the proposal is unnecessary.

For these reasons, the Board opposes the advisory vote requested in the proposal.

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[1] The item number will refer to the number corresponding to the Corporation Proposal.